SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                                   Commission File Number 1-11686

                   NOTIFICATION OF LATE FILING

(Check  One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ]  Form
10-Q [ ] Form N-SAR

For Period Ended:

[X] Transition Report on Form 10-K [ ] Transition Report on Form
10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on
Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:   December 31, 1996


      Read  attached  instruction sheet  before  preparing  form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If  the  notification relates to a portion  of  the  filing
checked   above,        identify  the  Item(s)   to   which   the
notification relates:    N/A


                 Part I.  Registrant Information

Full name of registrant: CYCOMM INTERNATIONAL INC.


Former name if applicable:    N/A


                 1420 Springhill Rd., Suite 420

    Address of principal executive office (Street and number)
City, State and Zip Code:          McLean, VA  22102

                Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report or Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

                        See Attachment A

                   Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Michael R. Skoff       (703)            903-9548

          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
          Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                        [X] Yes  [ ] No

      If  so:   attach an explanation of the anticipated  change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        See Attachment A

                    CYCOMM INTERNATIONAL INC.

          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 31, 1997           By   /s/ Michael R. Skoff

                              Michael R. Skoff
                              Chief Financial Officer

                          ATTACHMENT A

      The Registrant has recently completed an acquisition and changed its fiscal year end from May 31 to December 31. As a result of the complex nature of the acquisition and various administrative and corporate changes, the Registrant will be unable to timely file its transition report on Form 10-KSB for the period ended December 31, 1996 until on or before the fifteenth calendar day following the prescribed due date.

      Additionally, the acquisitions of XL Computing Corporation on March 15, 1996 and XL Computing Canada Inc. on June 21, 1996 will result in a significant change in the results of operations from the corresponding period of the last fiscal year. The change will result in significantly higher sales revenues, cost of sales and general and administrative costs for the consolidated results of operations.

DC1DOCS1.49640